Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852)
gsd@jardines.com

[redacted]

Group Secretariat

02028430

26th March 2002

02 APR 16 AM 11:41

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Mandarin Oriental International Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 26th March 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Encl

dw 4/16

[Cng/Sub-Shlder/MOIL/2k20326/p3]

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Holding(s) in Company
Released	08:04 26 Mar 2002
RNS Number	5773T

MANDARIN ORIENTAL INTERNATIONAL LIMITED ("MOIL")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

MOIL was notified today that on 25th March 2002, Jardine Strategic Holdings Limited's ("JSH") interests in MOIL increased from 66.79% to 67.16% as a result of the acquisition of shares in MOIL by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	561,292,788	63.51
Mandarin Oriental Trustees Limited	32,311,962	3.66
Total Holding	**593,604,750**	**67.16**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Mandarin Oriental International Limited

26th March 2002

www.jardines.com

END